1 Report of Independent Registered Public Accounting Firm Board of Directors and Shareholders NewtekOne, Inc., formerly known as Newtek Business Services Corp. Our audits of NewtekOne, Inc., formerly known as Newtek Business Services Corp.’s (the Company) consolidated financial statements and internal control over financial reporting referred to in our report dated March 15, 2023, (appearing in the accompanying Form 10-K) also included an audit of the senior securities table of the Company appearing in this Form 10-K. This table is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements. In our opinion, the senior securities table, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein. /s/ RSM US LLP Hartford, Connecticut March 15, 2023